File No. 812-[13774]
UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Amended and Restated Application for an Order under Section 6(c) of the Investment
Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d)
and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the
Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J)
granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
ETSpreads, LLC
Exchange Traded Spreads Trust
44 Montgomery Street, Suite 2100
San Francisco, California 94104

Please send all communications to:

Stephen C. Rogers
ETSpreads, LLC
44 Montgomery Street, Suite 2100
San Francisco, CA 94104

Copies to:

W. Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

September 27, 2010

Page 1 of 79 sequentially numbered pages (including exhibits)

Table of Contents

I.	SUMMARY OF APPLICATION		4

	A.	Request for Order	4

	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	7

II.	BACKGROUND		8

	A.	The Trust	8

	B.	The Adviser	9

	C.	The Distributor	10

	D.	The Underlying Index	10

III.	APPLICANTS’ PROPOSAL		11

	A.	Operation of the Funds	11

	B.	Purchases and Redemptions of Shares and Creation Units	15

	C.	Applicability to Funds	29

	D.	Likely Purchasers of Shares	29

	E.	Disclosure Documents	30

	F.	Sales and Marketing Materials	32

	G.	Availability of Information Regarding Shares and Underlying Indexes	34

	H.	Dividend Reinvestment Service	38

	I.	Shareholder Transaction Expenses	40

	J.	Shareholder Reports	40

IV.	IN SUPPORT OF THE APPLICATION		40

	A.	Summary of the Application	40

	B.	Trading History of Similar Products	43

	C.	The Product Does Not Raise Concerns	43

V.	REQUEST FOR EXEMPTIVE RELIEF		46

	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	46

	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	48

	C.	Exemption from the Provisions of Section 22(e)	51

	D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	54

VI.	REQUEST FOR SECTION 12(d)(1) RELIEF		59

	A.	Exemption from the Provisions of Sections 12(d)(l)(A), 12(d)(1)(B) and 17(a)	59

VII.	LEGAL ANALYSIS		62

	A.	Section 12(d)(l)	62

	B.	Sections 17(a), 17(b) and 6(c)	67

VIII.	EXPRESS CONDITIONS TO THIS APPLICATION		69

IX.	NAMES AND ADDRESSES		76

APPENDIX A			77

X.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES		78

EXHIBIT A – VERIFICATION OF APPLICATION AND STATEMENT OF FACT			79

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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:
In the Matter of:	:

Application for an Order under
Section 6(c) of the Investment Company
Act of 1940 (the “Act”) for an exemption
from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e)
of the Act and Rule 22c-1 under
the Act and under Sections 6(c) and
17(b) of the Act for an exemption from
Sections 17(a)(1) and 17(a)(2) of the Act
and under Section 12(d)(1)(J) granting an
exemption from Sections 12(d)(1)(A) and
12(d)(1)(B) of the Act

:
:
ETSpreads, LLC	:
Exchange Traded Spreads Trust	:
44 Montgomery Street, Suite 2100	:
San Francisco, California 94104	:
:
:
:
:
:
:
File No. 812-[ 13774 ]	:
:
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I.	SUMMARY OF APPLICATION

A.	Request for Order

In this application (“Application”), the undersigned applicants, ETSpreads, LLC (referred to herein as “ETSpreads,” or the “Adviser”) and Exchange Traded Spreads Trust (the “Trust” and, collectively with ETSpreads, “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). The requested Order would permit, among other things, (a) series of an open-end management investment company (each a “Fund”, as defined below, and collectively, the “Funds”) to be redeemable in large aggregations only (“Creation Unit(s)”); (b) the Funds’ shares (“Shares”) to trade on a national securities exchange as defined in Section 2(a)(26) of the Act, such as the New York Stock

Exchange LLC (“NYSE”), The Nasdaq Stock Market, Inc. (“Nasdaq”) and NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively ‘NYSE Arca’) (national securities exchanges are collectively referred to herein as “Exchanges” or individually, an “Exchange”) at negotiated market prices rather than at net asset value (“NAV”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the Funds to buy securities from, and sell securities to, the investment company, in connection with the in-kind purchase and redemption of  Shares (referred to as the “ETF Relief”). The Applicant believes that the requested ETF Relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants also apply for and request the Order pursuant to Section 12(d)(l)(J) of the Act exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act (also, the “Order”). Applicants ask that this requested relief (sometimes referred to herein as the “12(d)(l) Relief”) be applicable to (i) the Initial Fund and any Future Funds, as described below, (ii) “Acquiring Funds” as defined immediately below, and (iii) any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act” and such brokers or dealers, “Brokers”) selling Shares to Acquiring Funds . The Order, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(l)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(l)(A) of the Act. Such management companies are referred to herein as the “Acquiring Management Companies,”

such UITs are referred to herein as “Acquiring Trusts,” and are collectively referred to herein as the “Acquiring Funds”). The requested exemptions would also permit each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(l)(B). In addition, Applicants request relief from Sections 17(a)(l) and (2) (also, the “Order”) to permit each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions. An Acquiring Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of the Initial Fund and any Future Fund (each as defined below) and that the proposed transactions are consistent with the general purposes of the Act.

The relief described in this Sub-Section 1.A will be collectively referred to as the “Relief.” The Relief requested in this Application relates to the Initial Fund whose performance will correspond generally to the total return of a domestic fixed income securities index (the “Initial Fund”). Applicants request that the Order apply to the Initial Fund and any additional series of the Trust and any other open-end management investment company or series thereof, that may be created in the future and that track a specified fixed income securities index (“Future

Funds” and, together with the Initial Fund, individually a Fund and collectively the “Funds”). Each Future Fund will be advised by the Adviser or an entity controlling, controlled by, or under common control with, the Adviser. Any Future Fund relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.1

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”).

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The requested Relief is very similar to the relief granted by the Commission to other open-end management investment companies operating as exchange-traded funds (“ETFs”) including:  Pacific Investment Management Company, the iShares Trust, SSgA Funds Management, and PowerShares (collectively, “Prior ETFs”) pursuant to their respective applications for exemptive relief (“Prior Orders”).2

1
All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

2
Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); Pacific Investment Management Company LLC, et al., Investment Company Act Release No. 13555 (June 1, 2009).

II.	BACKGROUND

A.	The Trust

The Initial Fund, the ETSpreads US Inflation Linked Fund, is a series of the Trust, a  Delaware statutory trust that is registered under the Act as an open-end management investment company. The Trust is authorized to offer an unlimited number of series (each such series will be a “Fund”). The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act (“Registration Statement”). The Trust intends to create new diversified or nondiversified Funds, each of which will operate pursuant to the terms and conditions stated in the Application. Each Fund will consist of a portfolio of securities (“Portfolio Securities”) selected to correspond generally to the total return of a specified fixed income securities index (each index is an “Underlying Index” or “Index”). The Initial Fund will be based on a domestic fixed income securities Index (the “Initial Index”) and certain Future Funds may also be based on domestic fixed income securities Indexes (collectively referred to herein as the “Domestic Funds”), as further described herein. Other Future Funds may be based on global or international fixed income Indexes (collectively referred to herein, as the “Global Funds”).3  Some or all of the Portfolio Securities of the Global Funds may settle in securities markets outside the United States including emerging markets.

Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy the RIC requirements. Certain Underlying Indices may fail the RIC diversification tests because the weighting of one or more securities may exceed the limits imposed by the Code. In such instance, the Adviser will utilize the representative sampling technique to solve such RIC diversification problems in the manner discussed below.

3	For purposes of this Application, the Component Securities (as defined in Section III.A.2.a.) of Indexes used for Domestic Funds are those that trade primarily in the U.S.

B.	The Adviser

The Adviser will be the investment adviser to the Funds. The Adviser is a California limited liability company, with its principal office in San Francisco, California. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser, subject to the oversight and authority of the Board of Trustees of the Trust (the “Board”), will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. Applicants note that affiliates of the Adviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds, subject to the Board’s approval. The Adviser may enter into sub-advisory agreements with one or more investment advisers each of which will serve as sub-adviser to a Fund (each, a “Subadviser”). Each Subadviser will be registered under the Advisers Act.

C.	The Distributor

ALPS Distributors, Inc.(“Distributor”) will act as the distributor and principal underwriter of the Creation Units of Shares. The Distributor is registered as a broker-dealer under the Exchange Act. The Distributor will distribute Shares on an agency basis. (See Section III.A.3. below for a discussion of the Distributor’s role and duties.) The Distributor is not, and will not be, affiliated with any Exchange. The Distributor will be identified as such in the current prospectus (“Prospectus”) for each Fund.4

D.	The Underlying Index

Applicant has selected the Markit iBoxx TIPS Inflation-Linked 5-10 Index as the Underlying Index on which the Initial Fund will be based. A description of this index is contained in Appendix A to this Application.5 The Index Provider, as defined below, is International Index Company, a wholly –owned subsidiary of Markit Group Limited. No entity that compiles, creates, sponsors or maintains an Underlying Index (“Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser or any Subadviser or promoter of a Fund, or of the Distributor. Each Fund will be entitled to use its Underlying Index pursuant to either a licensing agreement with the Index Provider of the applicable Underlying Index or a sub-licensing arrangement with the Adviser, which will have a licensing agreement with such Index Provider.

4	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009)(the “Form N-1A Amending Release”) before offering shares.

5
An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

III.	APPLICANTS’ PROPOSAL

A.	Operation of the Funds

1. Capital Structure and Voting Rights; Book-Entry

Beneficial Owners of a Fund, as defined below, will have one vote per Share with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated there under and Delaware statutory trust law. Shares will be registered in book-entry form only. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interest referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. Beneficial Owners of Shares will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws. No Beneficial Owner shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications, other than extraordinary reports required due to unique circumstances, from any Fund to Beneficial Owners will be at ETSpreads’s expense through the customary practices and facilities of Depository and the DTC Participants.

2. Investment Objectives

a. General

The investment objective of each Fund will be to provide investment returns that closely correspond to the total return of its Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser may utilize a “replication” strategy or a “representative sampling” strategy to track its Underlying Index. A Fund using a replication strategy will invest in substantially all of the component securities in its Underlying Index (“Component Securities”) in the same approximate proportions as in the Underlying Index.

A Fund which uses the representative sampling strategy will hold a basket of the Component Securities of its Index, but it may not hold all of the Component Securities of its Underlying Index. When using a representative sampling strategy, the Adviser attempts to match the risk and return characteristics of a Fund’s portfolio to the risk and return characteristic of its Underlying Index. For each Fund, the Adviser subdivides each underlying index into small categories of securities with similar features and characteristics. The Adviser generally divides the Underlying Index into parameters that determine a particular bond’s risk and expected return: e.g, duration, sector, credit rating, coupon, and the presence of any embedded options. After each security in the Underlying Index is assigned to a subcategory, the Adviser begins to construct the Fund’s portfolio by selecting representative bonds from each subcategory. The representative sample of bonds chosen from each subcategory is intended to closely correlate to the duration, sector, credit rating, coupon and option characteristics of the Underlying Index as a whole.

There are many benefits to using a representative sampling strategy with respect to a Fund. For example, the Adviser can avoid bonds that are relatively expensive (i.e. bonds that trade at perceived higher prices or lower yields due to supply demand) but have the same relative risk, value, duration and other characteristic as less expensive bonds. In addition, the use of sampling techniques permit the Adviser to exclude bonds that it believes will soon be deleted from the Underlying Index. The Adviser can also avoid holding bonds it deems less liquid than other bonds with similar characteristics which facilitates a more tradable portfolio. Lastly, the Adviser can develop a basket of Component Securities that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

The use of sampling strategies may prevent a Fund from tracking its Underlying Index with the same degree of accuracy as would a Fund that invested in every Component Security of its Underlying Index. However, Applicants anticipate that, over time, the Adviser will be able to manage the Fund such that the expected tracking error of a Fund using a representative sampling strategy relative to the performance of its Underlying Index will be less than 5%. Adjustments will be made in the portfolio of each Fund in accordance with the composition of its Underlying Index.

Under normal circumstances at least 80% of each Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the Component Securities of its Underlying Index. Each Fund may also invest the remainder of its total assets, up to 20%, in securities that are not Component Securities (the “remainder basket”). For example, a Fund may invest in securities that are not Component Securities of its Underlying Index in order to reflect prospective changes in such Index (such as reconstitutions, additions and deletions). Any security selected by the Adviser for inclusion in the Fund’s remainder basket will be selected based on the Adviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 80% of its total assets in Component Securities,  each Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, which are not Component Securities, as well as cash and cash equivalents and other investment companies6 all in accordance with the requirements of the Act and rules promulgated thereunder. With respect to the Initial Fund and any Future Funds, Applicants represent that the Fund’s portfolio holdings will have aggregate investment characteristics similar to the Component Securities of the Underlying Index and will have a total return similar to the Underlying Index.

b. Initial Fund

As described herein, the Initial Fund will invest at least 80% of its total assets (exclusive of collateral held from securities lending) in the Component Securities of its Underlying Index. Appendix A includes a description of the Underlying Index for the Initial Fund.

6
Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. Such investments would be made within the limits of Section 12(d)(l) of the Act and would be made through purchases of shares in the secondary market or through receipt of shares as part of the Deposit Securities contributed to a Fund through the in-kind purchase of one or more Creation Units. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Securities( as defined in Section III.B.1.a.), thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of Portfolio Securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to securities in its Underlying Index through its investment in a single ETF holding similar securities.

3. Listing and Trading

The Shares will be listed on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for the Shares will be the Exchange on which they are primarily listed, as applicable (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in Shares. Shares traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated to act as a market maker and maintain a market for the Shares trading on the Primary Listing Exchange or such other Exchange.7 No Market Maker for Shares of any Fund will be an affiliated person of, or an affiliated person of an affiliated person of, the Fund, except potentially under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares, as described below. Shares may also be cross-listed on one or more foreign securities markets.

B.	Purchases and Redemptions of Shares and Creation Units

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each Business Day, which is defined to include any day that the Fund is open for business as required by Section 22(e) of the Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that the price of a Share will range from $20 to $200, and that the price of one Creation Unit will range from $1,000,000 to $10,000,000.

7
If Shares are listed on Nasdaq or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as market maker (“Market Maker”) and maintain a market for Shares trading on the Listing Market.  On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares.  However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing.  In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.  No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

Shares will be listed and traded on an Exchange in the same manner as other equity securities. The price of Shares trading on an Exchange will based on a current bid-offer market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by Prior ETFs, whose individual securities all trade in the secondary market. Applicants have been informed that Prior ETFs have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.

1. Placement of Orders to Purchase Creation Units

a. General

The Initial Fund and Future Funds will generally be purchased and redeemed by means of an in-kind tender of specified securities (referred to as “Deposit Securities” for purposes of purchases, and referred to as “Redemption Securities” for purposes of redemptions) with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein.8 Deposit Securities and Redemption Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day.  In either case, the Deposit Securities and Redemption Securities may differ from each other (and from the Portfolio Securities) (a) to reflect minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement, or (b) for temporary periods to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. While the Initial Fund will generally operate on an in-kind basis, in

8
The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

order for the Trust to preserve maximum efficiency and flexibility, the Initial Fund and any Future Fund reserve the right to accept and deliver Creation Units of the Initial Fund and any Future Fund entirely for cash (“All-Cash Payment”).

The in-kind approach will minimize the need to liquidate Portfolio Securities to meet redemptions of Creation Units and may permit each applicable Fund to more closely achieve the desired correlation to its Underlying Index. However, over time, the Trust may conclude that operating on an exclusively in-kind basis for one or more Funds may present operational problems for such Funds. Therefore, the Trust may permit, in its discretion, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. Substitution might be permitted, for example, in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a Creation Deposit (defined below), may not be eligible for transfer through the DTC Process (defined below), may not be eligible for trading by an Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting. In the case of certain Global Funds, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. Brokerage commissions incurred by a Fund to acquire any Deposit Securities not part of a Creation Deposit are expected to be immaterial, and in any event the Adviser may adjust the relevant Transaction Fee (defined below) to ensure that the Fund collects the extra expense from the purchaser.

Each Fund intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a DTC Participant which has executed a participant agreement with the Distributor (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b. DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using the DTC Process. This is true for current ETFs that hold foreign securities (see International iShares and the International Vanguard ETFs, for example).

For the Global Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or the cash value of all or a part of such securities, in the case of a permitted or required “cash in lieu” amount, with any appropriate adjustments as determined by the Fund. Deposit Securities and All-Cash Payments must be delivered to the accounts maintained at the Custodian or applicable subcustodians. If applicable, the subcustodians will confirm to the Custodian that the required securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities and/or cash have been delivered. The Distributor will then furnish the purchaser with a confirmation and Prospectus.

The Shares will clear and settle in the same manner as the shares of other ETFs, and Deposit Securities will clear and settle in the same manner as the applicable fixed income securities.  Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares. Each Fund may recoup the settlement costs charged by DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”).

c. Transaction Fees

The Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.9 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.10 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Securities. Every purchaser of a Creation Unit will receive a Prospectus that contains complete disclosure about the Transaction Fee, including the maximum amount of the Transaction Fee charged by the Fund. Variations in the Transaction Fee may be imposed from time to time.

d. Timing and Transmission of Purchase Orders

All orders to purchase Creation Units must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.

9	In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

10
Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Securities.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, or the All-Cash Payment, as applicable, DTC will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders. The Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of Shares.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities and the payment of any cash portion of the purchase price, or the transfer of the All-Cash Payment have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral. The SAI may contain further detail relating to such collateral procedures.

2. Payment for Creation Units

a. General

As applicable, persons purchasing Creation Units from the Funds must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”), plus the applicable Transaction Fee, or an All-Cash Payment. With respect to the Cash Amount for in-kind transactions and All-Cash Payments, the purchaser will make a cash payment on the contract settlement date. The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.” The Cash Amount is a cash payment designed to ensure that the total aggregate value of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase.11

The Adviser will make available through the Distributor on each Business Day, prior to the opening of trading on the Primary Listing Exchange (expected to be 9:30 a.m. ET), a list of securities and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund or cash information for each Fund,12 including when the purchase of Creation Units from the Fund is an All-Cash Payment. In addition, the All-Cash Payment will be disclosed, if applicable. The Creation Deposit will apply to all purchases of

11
If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

12
Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for Shares. Applicants do not believe that All-Cash Payments, if used, will affect arbitrage efficiency. This is because the Applicants believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash. The important function of the arbitrageur is to bid the share price of any Fund up or down until it converges with the NAV. The Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with Deposit Securities. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Portfolio Securities and/or financial instruments.

Creation Units until a new Creation Deposit composition is announced. The Adviser also will make available on a daily basis information about the previous day’s Cash Amount. The Adviser will make this information available through the Distributor along with the information about the Deposit Securities.

b. Domestic Funds

For purchases of Funds utilizing the in-kind process, Creation Deposits placed using the DTC Process must be delivered through an Authorized Participant. Authorized Participants wishing to place an order creating Creation Units to be effected using the DTC Process must state that the creation of Creation Units will be effected through a transfer of securities and cash. The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund on the contract settlement date. The cash equal to the Cash Amount must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund on the contract settlement date. An order to create Creation Units using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive both the requisite Deposit Securities and the Cash Amount in a timely fashion on the contract settlement date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day. The delivery of Creation Units purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third Business Day following the day on which the creation order is deemed received by the Distributor.

c. Global Funds

An in-kind purchase of a Creation Unit of a Global Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash in lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. In the case of both the Domestic Funds and the Global Funds, the securities and the number of the Deposit Securities for an in-kind purchase required for the Creation Deposit for each Fund will change as rebalancing adjustments and corporate action events, among other reasons for change, are reflected from time to time by the Adviser in light of the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index. The adjustments described above will reflect changes known to the Adviser by the time of determination of the Deposit Securities, known in the composition of the Underlying Index being tracked by the relevant Fund, or resulting from corporate actions, among other reasons for change.

Applicants reserve the right to permit a purchasing investor to substitute an amount of cash  to replace any prescribed Deposit Security. Substitution might be permitted, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; or (2) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Creation Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

3. Redemption

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of the Initial Fund will be redeemed principally in-kind (together with a balancing cash payment) except in certain circumstances in which Creation Units may be redeemed all or in part for cash. Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process.

In-Kind Redemptions. When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio Securities from the Fund to the entity placing the redemption request. The DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Shares. Therefore, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Security. Transmission of an amount calculated in the same manner as the Cash Amount (“Cash Redemption Payment”)13 and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. For Global Funds, a redemption request will not be made through DTC. Creation Units of each Fund will be redeemed principally in-kind, except in certain circumstances. However, the Fund has the right to make redemption payments in kind, in cash, or a combination of each, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption. The Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

To the extent a Fund utilizes in-kind redemptions, shares in Creation Units will be redeemable on any Business Day for the Redemption Securities. Applicants expect that the Redemption Securities received by a redeeming investor in most cases will be the same as the Deposit Securities required of investors purchasing Creation Units on the same day.14 Depending on whether the NAV of a Creation Unit is higher or lower than

13
Although calculated in the same manner as the Cash Amount, the actual amount of the Cash Redemption Payment may differ if the Redemption Securities are not identical to the Deposit Securities on that day.

14
There may be limited circumstances, however, where the Deposit Securities and Redemption Securities could differ from each other. For example, if the bond of issuer #1 were replacing the bond of issuer #2 in a Fund’s Index at the close of today’s trading session, today’s prescribed Deposit Securities might include the bond of issuer #1 but not issuer #2, while today’s prescribed Redemption Securities might include the bond of issuer #2 but not that of issuer #l. This flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and lowers the Fund’s brokerage costs, and thus is in the best interests of the Fund’s shareholders.

the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from or pay to the Fund, a Cash Redemption Payment. The redeeming investor also must pay to the Fund a Transaction Fee. The Adviser will publish daily a list of Redemption Securities.

A Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.15 This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security. For example, a redeeming investor may be an investment-banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote.16

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds.

Redemptions for All-Cash Payment. Redemptions of Creation Units for an All-Cash Payment will occur through procedures that are analogous (in reverse) to those for purchases. All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through the DTC Process, according to the procedures set forth in the

15	A Fund also may decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors.

16	If a redeeming investor must take (or chooses to take) cash in lieu of one or more Redemption Securities, the investor will be required to use the DTC Process.

Participant Agreement. If a request for redemption is rejected by the Trust, which rejection would occur if the request does not comply with the procedures set forth in the Participant Agreement, the Trust will so notify the redeemer, which would have to re-submit the request in good order. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected on an in-kind basis through the DTC Process.

4. Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, although Applicants believe that the market value of Shares primarily will rise or fall based on changes in the current value of the Portfolio Securities held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous secondary market for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Amount, will be key features of the Trust particularly attractive to certain types of investors. The pricing of Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.

C.	Applicability to Funds

Applicants have described in Appendix A to this Application the Underlying Index on which the Initial Fund will be based and for which the Relief is requested. In the future, the Trust may offer new Shares of Future Funds that seek to match the performance of other Underlying Indexes. The requested Order would permit the introduction of Funds that (1) are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser; (2) track Underlying Indexes that are created, compiled, sponsored or maintained by a nonaffiliated person of the Adviser, the Trust or a Fund, a promoter, a Subadviser, or a Distributor and (3) comply with the respective terms and conditions of the Order.17

Each Fund will always have a fixed number of Shares in a Creation Unit.18 As discussed in Section III.A.3. above, Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities.

D.	Likely Purchasers of Shares

Applicants believe that there will be four main types of market participants interested in buying and selling Shares in Creation Units:

•
institutional investors who wish to keep a portion of their portfolio indexed to one or more Underlying Indexes, and who choose Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

17
Each Future Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act, but the listing process under the Exchange Act would not affect the exemptive relief under the Act.

18
The Creation Unit is expected to be 100,000 Shares and the Share price is expected to be $50 for the Initial Fund as of the first day of trading on the Primary Listing Exchange, in which case the Creation Unit Aggregation value on such day would be $5,000,000.

•
Arbitrageurs (which could include institutional investors) and liquidity suppliers who seek to profit from any slight premium or discount in the market price of individual Shares on the Exchange versus the NAV of those Shares;

•	Authorized Participants who may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities on an Exchange; and

•	Institutional investors who purchase Creation Units and break them down into the constituent Shares and sell those Shares directly to individual investors.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors for whom such Shares provide a useful, low investment minimum exchange-traded mechanism for investing in the Underlying Index.

E.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a prospectus that meets the requirements of the Securities Act. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a UIT or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

Because new Shares may be issued on an ongoing basis, a “distribution” of Shares could be occurring at any time. Abroker-dealer firm and/or its client may be deemed a statutory underwriter if it purchases Creation Units from a Fund, breaks them down into the constituent Shares, and sells those Shares directly to customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.. Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act,  would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on the Exchange is satisfied by the fact that the Fund’s Prospectus is available at the Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange.  Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

Each Fund’s Registration Statement will conform to the requirements of Form N-1A under the Act.19

The Distributor will coordinate the production and distribution of Prospectuses to Brokers. It will be the responsibility of the Brokers to provide a Prospectus for every secondary market purchase of Shares. The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners.

F.	Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.”

19	Form N-1A was recently amended to include certain disclosure obligations applicable to ETFs. See Form N-1A Amending Release.

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, the Trust will be marketed as an “exchange-traded fund.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials and shareholder reports that describe the features or method of obtaining, buying or selling Creation Units, or Shares being listed and traded on an Exchange or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund or tender such Shares for redemption to the Fund only in Creation Units.

G.	Availability of Information Regarding Shares and Underlying Indexes

1. General

In addition to the list of names and amounts of each security constituting the current Deposit Securities of the Creation Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, per each outstanding Fund Share, will be made available, if applicable. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy. In addition, the following information will be disseminated: (i) continuously throughout the regular trading hours on the relevant Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET) the market value of Shares by the Exchange over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, an amount per individual Share representing the sum of the estimated Cash Amount and the current value of the Deposit Securities. Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.20 The value, composition and return of

20
Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg and Standard & Poor’s Comstock.

the Underlying Index will be calculated and the total return will be disseminated once each Business Day at the end of the day. The end-of-day values of any Global Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

Each Fund will make available on a daily basis through the Distributor the names and required number of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Amount, or the All-Cash Payment, as applicable. The NAV for each Fund will be calculated and disseminated daily. As discussed further herein, the Website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, the identity of the Underlying Index for each Fund, as well as additional quantitative information that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund. Also, Applicants expect that the Exchange will disseminate a variety of data with respect to each Fund on a daily basis; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, Deposit Securities and total cash amount per Creation Unit, or estimated All-Cash Payment as applicable, will be made available prior to the opening of the Exchange.

As discussed in Section III.G above, the closing prices of the Funds’ Deposit Securities are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters.

a. Calculation of Intra-day NAV

An estimated intra-day NAV will be calculated by an independent third party such as Interactive Data Pricing and Reference Data, Inc. every 15 seconds during the Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Exchange. The estimated NAV will be updated throughout the day to reflect changing prices using multiple prices from independent third party pricing sources. Applicants represent (i) that the estimated NAV will be calculated by an independent third party; (ii) that the estimated NAV will be calculated using prices obtained from multiple independent third-party pricing sources throughout the day; and (iii) that the estimated NAV will be calculated in accordance with pre-determined criteria and set parameters so that an individual “price” based on an analysis of multiple pricing sources is obtained for each security in a Creation Deposit.

Because all bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. The estimated NAV will be calculated by using a combination of: (i) executed bond transactions as reported on the National Association of Securities Dealers’ (“NASD”) Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

b. Availability of Intra-day Pricing and Other Information

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the NASD’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fund’s Deposit Securities and the reasonableness of a Fund’s estimated NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.21

End of day prices of each Fund’s Deposit Securities are readily available from published or other public sources, such TRACE, or on-line client-based information services provided by major broker-dealers, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds and other institutional investors.

21
“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

A great deal of information will be available to prospective investors about Shares and the Funds. Investors interested in a particular Fund can obtain the Fund’s Form N-SAR, N-CSR, N-Q and N-PX, as well as the annual and semi-annual reports sent to shareholders. In addition, because Shares will be listed and traded on an Exchange, prospective investors will have access to information about the product over and above what is normally available about an open-end fund security. Information regarding market price and volumes will be continually available on a real time basis throughout the day via the Consolidated Quote System and Consolidated Tape Association, the Exchange’s website and other electronic services, such as Bloomberg and Reuters. The previous Business Day’s price and volume information may be published daily in the financial section of newspapers. In addition, Applicants expect that the product will be followed closely by both stock market and mutual fund professionals, who will offer their analysis of why investors should purchase, avoid, hold or sell Shares. In short, Exchange listing of Shares should ensure not only that there is a large amount of raw data available, but also that such data is packaged, analyzed and widely disseminated to the investing public.

Because, as discussed above, information about the intra-day prices of each Fund’s Deposit Securities may be readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intraday value of each Fund’s Deposit Securities and each Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities.

H.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain Brokers may make a dividend reinvestment service available to their clients.

Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares and will be acquired through purchases in the secondary market. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

I.	Shareholder Transaction Expenses

No sales charges for purchases of Shares of any Fund will be imposed by the Fund or the Adviser. As indicated above in Section III.B.1.c., each Fund may impose a Transaction Fee in connection with the purchase and redemption of Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

J.	Shareholder Reports

With each distribution by a Fund, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share, as well as an annual notification as to the tax status of the Funds’ distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report containing financial statements audited by independent public accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

IV.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

1. Relief Relating to the Funds’ ETF Structure

Applicants seek an Order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price; (3) redemption of Shares beyond seven (7) calendar days in cases of certain Global

Funds which hold Portfolio Securities with a longer settlement period; and (4) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Units; all as more fully set forth below.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and may potentially provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Shares of the Trust are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

Absent the unusual circumstances discussed previously in the Application , Deposit Securities and Redemption Securities for a Fund will be the same for all purchasers or redeemers, repectively, and will correspond pro rata to the Fund’s Portfolio Securities. The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at their NAV. The Creation Deposit for a Fund and the Redemption Securities and Cash Redemption Payment are based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policies and that of each Fund as described herein; and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior Orders.

B.	Trading History of Similar Products

Applicants expect Shares to trade at or close to NAV. Applicants understand that, to date, Prior ETFs have consistently traded at, or very close to, their respective NAVs. For example, according to Bloomberg Finance L.P.:

•
For the 1 year period ending March 31, 2010, the average deviation between the daily closing price and the daily NAV of the iShares Barclays 1-3 Year Treasury Bond Fund was plus 0.022% (i.e., a premium of 0.022%) and the maximum deviation for the period from April 1, 2009 through March 31, 2010 was plus 0.165% (i.e., a premium of 0.165%).

•
For the 1 year period ending March 31, 2010, the average deviation between the daily closing price and the daily NAV of the iShares Barclays 3-7 Year Treasury Bond Fund was plus 0.020% (i.e., a premium of 0.020%) and the maximum deviation for the period from April 1, 2009 through March 31, 2010 was plus 0.226% (i.e., a premium of 0.226%).

•
For the 1 year period ending March 31, 2010, the average deviation between the daily closing price and the daily NAV of the iShares Barclays Short Treasury Bond Fund was plus 0.019% (i.e., a premium of 0.019%) and the maximum deviation for the period from April 1, 2009 through March 31, 2010 was plus 0.073% (i.e., a premium of 0.073%).

Given that the Funds’ structure will be similar to these ETFs, Applicants expect Shares to trade at or close to NAV. Since each Fund intends to provide investment returns that correspond closely to the total return of its Underlying Index, Applicants believe that there will be an extremely high correlation between the Underlying Indexes and the Funds. Applicants believe that this high correlation will tend to minimize tracking error.

C.	The Product Does Not Raise Concerns

Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be similar to those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV.

Although Shares are not yet listed on an Exchange22 and therefore do not trade in the secondary market, Applicants have every reason to believe that the design and structure of the Funds and the transparency of the Deposit and Redemption Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

1. Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and may include certain tax efficiencies. Reductions in the cost of trading, clearing, custody processes, shareholder reporting

22
No particular Market Maker on Nasdaq would be contractually obligated to make a market in Shares, the Nasdaq trading system allows numerous market makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that Nasdaq’s listing requirements require at least two Market Makers to be registered in Shares in order to maintain their Nasdaq listing. On both Nasdaq and NYSE Arca, registered Market Makers must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition among market makers, many of whom may be Authorized Participants, as defined above, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least, important benefit is that investors will have access to extensive information regarding the Deposit Securities and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker-dealers, among others, and will enhance general market knowledge about the Fund as well as the performance of its Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. Given that each Fund will be managed to replicate or closely track the total return of its Underlying Index, the Adviser will not have the latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

V.	REQUEST FOR EXEMPTIVE RELIEF

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Trust or a Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Unit of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met. In light of this possible analysis, Applicants request an order to permit the Trust or a Fund to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Share will not vary much from its NAV. Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act. Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of individual Shares on the secondary market should be disciplined by arbitrage opportunities and should not vary substantially from the NAV.23 Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

Applicants believe that a Fund’s Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption registered herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Trust. Applicants further believe that exempting the Trust and the Funds to permit the Trust or a Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and accordingly, Applicants hereby request that the Application for an order of exemption be granted.

23	See the discussion in Section IV.B., “Trading History of Similar Products.”

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and one or more Market Makers will maintain a market for such Shares. The Shares will trade on and away from24 the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order. The purchase and sale of Shares of a Fund will not, therefore, be accomplished at an offering price as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

24	Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in Shares through the facilities of such Exchange.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on a bid/offer market, rather than the NAV. Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares. Secondary market transactions in Shares would not cause dilution for owners of such Shares, because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares of a Fund either by selling or purchasing them on the Exchange or by redeeming or creating a Creation Unit of such Shares or by making the requisite Creation Deposit (subject to certain conditions); therefore no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of a Market Maker on an Exchange will enhance liquidity because the registered Market Maker on Nasdaq and NYSE Arca are required to make a continuous two-sided market or subject ehemselves to regulatory sanctions.. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough of individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants understand that, to date, Prior ETFs have consistently traded on Exchanges, at, or very close to, their respective NAVs.25 Applicants therefore have strong reason to believe that the trading experience of Shares should closely resemble that of Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and

25	Section IV.B. “Trading History of Similar Products,” above.

(ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Section 22(e)

Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to certain Global Funds under the circumstances described below. 26

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in the international markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Global Fund customarily clear and settle, but in all cases no later

26
Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

than twelve (12) calendar days following the tender of a Creation Unit. With respect to Future Funds that are Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. The SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days up to a maximum of twelve calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to twelve calendar days, needed to deliver the proceeds for each affected Global Fund.

27
Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. For example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

28
A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

29
Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Global Funds relating to those countries or regions are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a maximum of twelve (12) calendar days  would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within twelve (12) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect creations or redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to twelve calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in Prior Orders.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds.

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons to effectuate purchases and redemptions in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the Act makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal— knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

The Funds may be deemed to be controlled by the Adviser or any entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of each Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that, with respect to other registered investment companies (or series thereof) managed by the Adviser, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption procedure with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. Absent the unusual circumstances discussed previously in the Application, Deposit Securities and Redemption Securities for a Fund will be the same for all purchasers or redeemers, respectively, and will correspond pro rata to the Fund’s Portfolio Securities. There will be no discrimination between purchasers or redeemers.

Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds, and the valuation of the Deposit Securities and Redemption Securities will be made in the same manner, regardless of the identity of the purchaser or redeemer.

Any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Registration Statement.

Applicants also note that the ability to take deposits and make redemptions in-kind may help each Fund to track closely its Underlying Index and, therefore, aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.	REQUEST FOR SECTION 12(d)(1) RELIEF

A.	Exemption from the Provisions of Sections 12(d)(l)(A), 12(d)(1)(B) and 17(a)

1. General

Applicants respectfully request, pursuant to Section 12(d)(l)(J) of the Act, an exemption from Section 12(d)(l)(A) to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(l)(A). Pursuant to Section 12(d)(l)(J), Applicants also request an exemption from Section 12(d)(l)(B) to permit the Funds, their principal underwriters and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits of Section 12(d)(l)(B). In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit a Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund of which the Fund is an affiliated person, or an affiliated person of an affiliated person, and to engage in the accompanying in-kind transactions. Applicants believe that the 12(d)(l) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2. The Acquiring Funds

As stated in Section I.A. above, the Acquiring Funds are registered management investment companies and UITs, some of which currently are, or may be in the future, affiliated with Authorized Participants. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser, under the Advisers Act. No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser. No Acquiring Fund will be in the same group of investment companies as the Funds. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed in Section VII.A. below.

3. Proposed Conditions and Disclosure

Neither the Adviser nor any entity controlling, controlled by, or under common control with the Adviser, will serve as an Acquiring Fund Adviser or Acquiring Fund SubAdviser (as defined below), to any Acquiring Fund, nor as Sponsor or trustee of any Acquiring Trust (“Trustee”). In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (the “Acquiring Fund Agreement”) (see Section VIII, Condition 14 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 283030 pertaining to funds of funds (see Section VIII, Condition 16 below).31

30	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

31
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

In addition, Applicants propose that the requested 12(d)(l) Relief be conditioned upon certain additional requirements. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). Any member of an Acquiring Fund’s SubAdvisory Group (as defined below) individually or the Acquiring Fund’s SubAdvisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate32 and the Fund or a Fund Affiliate33 (see Section VIII, Condition 8 below). Each Acquiring Management Company’s board of trustees, including a majority of the independent trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and Acquiring Fund SubAdviser(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 9, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting34 (see Section VIII Condition 11, below). Finally, no

32
An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund SubAdviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

33	A “Fund Affiliate” is defined as the investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

34
An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund SubAdviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund SubAdviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(l)(A) of the Act (see Section VIII, Condition 17, below), except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

VII.	LEGAL ANALYSIS

A.	Section 12(d)(l)

Section 12(d)(l)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1. Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(l)(J) to the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.35

Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(l), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.36

2. Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(l) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company.37 In enacting Section

35	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

36	Id. at 43-44.

37	House Hearings, 76* Cong., 3d Sess., at 113 (1940).

12(d)(l), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.38 As originally proposed, Section 12(d)(l) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.39

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).40 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).41 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s SubAdvisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

38	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76” Cong., 3d Sess., at 1114 (1940).

39	House Hearings, 76”‘ Cong., 3d Sess., at 1 12 (1940) (testimony of David Schenker).

40	See H.R. Rep. No 91-1382,91st Cong., 2d Sess., at 11 (1970).

41	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Also, for purposes of this Application, an “Acquiring Fund’s SubAdvisory Group” is defined as:

any Acquiring Fund SubAdviser, any person controlling, controlled by, or under common control with the Acquiring Fund SubAdviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund SubAdviser or any person controlling, controlled by or under common control with the Acquiring Fund SubAdviser.

For purposes of this Application, an “Acquiring Fund SubAdviser” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.” Any Acquiring Fund SubAdviser will be registered under the Advisers Act.

In addition, Condition 8 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, Conditions 8, 9, 10, 11, 12 and 13 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates. With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions. Applicants have designed Condition 15 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also,

Applicants propose Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the Board, including a majority of the independent directors or trustees, of any Acquiring Management Company, pursuant to Condition 18, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B.	Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Acquiring Fund, and direct, in-kind sales and redemptions of its Shares with an Acquiring Fund could be prohibited.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Acquiring Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.42

42
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that would accompany such sales and redemptions.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VIII.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

ETF Relief

1. As long as the Trust operates in reliance on the requested order, Shares will be listed on an Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

Applicants agree that any Order granting the requested 12(d)(1) Relief will be subject to the following conditions:

5. The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s SubAdvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to the

Acquiring Fund’s SubAdvisory Group with respect to a Fund for which the Acquiring Fund SubAdviser or a person controlling, controlled by, or under common control with the Acquiring Fund SubAdviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

6. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7. The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund SubAdviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8. Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

10. The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

11. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

12. Before investing in Shares in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), or their Sponsors or Trustees, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

13. The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund SubAdviser will waive fees otherwise payable to the Acquiring Fund SubAdviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund SubAdviser, or an affiliated person of the Acquiring Fund SubAdviser, other than any advisory fees paid to the Acquiring Fund SubAdviser or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund SubAdviser. In the event that the Acquiring Fund SubAdviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

14. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

15. No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that its address is as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Stephen C. Rogers
ETSpreads, LLC
44 Montgomery Street, Suite 2100
San Francisco, CA 94104
(415) 398-2727

Copies to:

W. Thomas Conner, Esq.
Sutherland Asbill  & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415
(202) 383-0590

APPENDIX A- Description of the Markit iBoxx TIPS Inflation-Linked 5-10 Index

The Markit iBoxx TIPS Inflation-Linked 5-10 Index (the “Initial Underlying Index”) is a bond index reflecting the performance of the sovereign inflation-linked bond market in the United States with a minimum outstanding par amount of 2bn US dollars. At the end of April 2010, the index included 10 constituents. The Index Provider is International Index Company (IIC), a wholly-owned subsidiary of Markit Group Limited. The Initial Underlying Index is capitalization-weighted and the composition of Component Securities is updated monthly. The total return is calculated in nominal terms.

X.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding the Application should be directed to the individuals specified on the cover of the Application.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of the Application, and the persons signing and filing the Application on behalf of each Applicant are fully authorized to do so.

A Verification of Application and Statement of Fact required by Rule 0-2(d) under the Act with respect to the filing of the Application by each Applicant is attached hereto as Exhibit A.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Application.

     A. Exchange Traded Spreads Trust

Pursuant to the requirements of the Act, the Exchange Traded Spreads Trust has caused this Amended and Restated Application to be duly signed on its behalf in the city of San Francisco in the state of California on the 27th day of September, 2010.

Exchange Traded Spreads Trust

By:	/s/ Stephen C. Rogers
Name: Stephen C. Rogers
Title: Trustee
Date: September 27, 2010

     B. ETSpreads, LLC

Pursuant to the requirements of the Act, ETSpreads, LLC has caused this Amended and Restated Application to be duly signed on its behalf in the city of San Francisco in the state of California on the 27th day of September, 2010.

ETSpreads, LLC

By:	/s/ Stephen C. Rogers
Name: Stephen C. Rogers
Title: President
Date: September 27, 2010

     C. ALPS Distributors Inc.

Pursuant to the requirements of the Act, ALPS Distributors, Inc. has caused this Amended and Restated Application to be duly signed on its behalf in the city of Denver in the state of Colorado on the 27th day of September, 2010.

ALPS Distributors, Inc.

By:	/s/ Thomas A Carter
Name: Thomas A Carter
Title: President
Date: September 27, 2010

EXHIBIT A – Verification of Application and Statement of Fact

    1. Exchange Traded Spreads Trust

State of California	)

) ss:

County of San Francisco	)

          In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and states that he has duly executed the attached Amended and Restated Application for an order for and on behalf of Exchange Traded Spreads Trust; that he is the sole trustee of such trust; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file the attached Amended and Restated Application have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen C. Rogers
Name: Stephen C. Rogers
Date: September 27, 2010

2. ETSpreads, LLC

State of California	)

) ss:

County of San Francisco	)

          In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and states that he has duly executed the attached Amended and Restated Application for an order for and on behalf of ETSpreads, LLC; that he is the President of the general partner of the general partner of the managing member of such company and as such has the authority to sign and file this document on behalf of ETSpreads, LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file the attached Amended and Restated Application have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen C. Rogers
Name: Stephen C. Rogers
Date: September 27, 2010

3. ALPS Distributors, Inc.

State of Colorado	)

) ss:

County of Denver	)

          In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and states that he has duly executed the attached Amended and Restated Application for an order for and on behalf of ALPS Distributors, Inc.; that he is the President of such company; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file the attached Amended and Restated Application have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas A Carter
Name: Thomas A Carter
Date: September 27, 2010

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